Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Capital Corporation

Commission File No. 814-00818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

April 18, 2019

Sierra Income Corporation

(Exact name of registrant as specified in its charter)

Maryland	0-54650	45-2544432
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

280 Park Avenue, 6th Floor East, New York, NY	10017
(Address of principal executive offices)	(Zip Code)

(212) 759-0777

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On April 18, 2019, Sierra Income Corporation (“Sierra”), Medley Capital Corporation (“MCC”), and Medley Management Inc. (“MDLY”) issued a joint press release regarding the postponement of each Special Meeting of Shareholders of Sierra, MCC, and MDLY.  A copy of this press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release dated April 18, 2019

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA INCOME CORPORATION

By:	/s/ Richard T. Allorto, Jr.
Name:	Richard T. Allorto
Title:	Chief Financial Officer and Secretary

Date: April 18, 2019

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Exhibit 99.1

Medley Capital Corporation, Sierra Income Corporation and Medley Management Inc.

Announce Postponement of Special Meetings of Stockholders

NEW YORK — April 18, 2019 — Medley Capital Corporation (NYSE: MCC; TASE: MCC) (“MCC”), Sierra Income Corporation (“Sierra”) and Medley Management Inc. (NYSE: MDLY) (“MDLY”) today announced that they have postponed the special meetings of stockholders (the “Special Meetings”) relating to MCC’s proposed merger (the “MCC Merger”) with Sierra Income Corporation (“Sierra”) and Sierra’s proposed concurrent acquisition (the “MDLY Merger”) of Medley Management Inc. (“MDLY”).

The parties continue to negotiate the terms of the mergers in good faith and in the best interests of their respective stockholders. If the negotiations are successful, MCC, Sierra and MDLY expect that the Special Meetings will be held no later than the third quarter of 2019. The companies will announce the new date, time and record date for the Special Meetings at a later time.

ABOUT SIERRA INCOME CORPORATION

Sierra is a non-traded business development company (“BDC”) that invests primarily in first lien senior secured debt, second lien secured debt and, to a lesser extent, subordinated debt of middle market companies in a broad range of industries with annual revenue between $50 million and $1 billion. Sierra’s investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. Sierra is externally managed by SIC Advisors LLC, which is an investment adviser registered under the Investment Advisers Act of 1940, as amended. For additional information, please visit Sierra Income Corporation at www.sierraincomecorp.com.

ABOUT MEDLEY CAPITAL CORPORATION

Medley Capital Corporation is a closed-end, externally managed BDC that trades on the New York Stock Exchange (NYSE:MCC) and the Tel Aviv Stock Exchange (TASE:MCC). Medley Capital Corporation’s investment objective is to generate current income and capital appreciation by lending to privately-held middle market companies, primarily through directly originated transactions, to help these companies expand their businesses, refinance and make acquisitions. Medley Capital Corporation’s portfolio generally consists of senior secured first lien loans and senior secured second lien loans. Medley Capital Corporation is externally managed by MCC Advisors LLC, which is an investment adviser registered under the Investment Advisers Act of 1940, as amended. For additional information, please visit Medley Capital Corporation at www.medleycapitalcorp.com.

ABOUT MEDLEY

Medley is an alternative asset management firm offering yield solutions to retail and institutional investors. Medley’s national direct origination franchise is a premier provider of capital to the middle market in the U.S. Medley has $4.7 billion of assets under management in two business development companies, Medley Capital Corporation (NYSE:MCC) (TASE:MCC) and Sierra Income Corporation, a credit interval fund, Sierra Total Return Fund (NASDAQ:SRNTX) and several private investment vehicles. Over the past 17 years, Medley has provided capital to over 400 companies across 35 industries in North America.1

1 Medley Management Inc. is the parent company of Medley LLC and several registered investment advisors (collectively “Medley”). Assets under management refers to assets of Medley funds, which represents the sum of the net asset value of such funds, the drawn and undrawn debt (at the fund level, including amounts subject to restrictions) and uncalled committed capital (including commitments to funds that have yet to commence their investment periods). Assets under management are as of December 31, 2018.

Medley LLC, the operating company of Medley Management Inc., has outstanding bonds which trade on the NYSE under the symbols (NYSE:MDLX) and (NYSE:MDLQ). Medley Capital Corporation is dual-listed on the New York Stock Exchange (NYSE:MCC) and the Tel Aviv Stock Exchange (TASE: MCC) and has outstanding bonds which trade on both the New York Stock Exchange under the symbols (NYSE:MCV), (NYSE:MCX) and the Tel Aviv Stock Exchange under the symbol (TASE: MCC.B1).

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transactions, Sierra has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form N-14 that includes a joint proxy statement of Sierra, MCC, and MDLY and, with respect to Sierra, constitutes a prospectus (collectively, the “Joint Proxy Statement/Prospectus”). The Joint Proxy Statement/Prospectus, as applicable, was first mailed or otherwise delivered to stockholders of Sierra, MCC, and MDLY on or about December 21, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders can obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and MDLY, free of charge, from the SEC’s website at www.sec.gov and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or MDLY’s website (www.mdly.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or MDLY by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

Participants in the Solicitation

Sierra, MCC, and MDLY and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Sierra, MCC, and MDLY stockholders in connection with the proposed transactions is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus and in other relevant materials that may be with the SEC. These documents may be obtained free of charge from the sources indicated above.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements, including statements regarding the proposed transactions. Such forward-looking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and MDLY may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide sustainable and increased profits, greater likelihood of dividend growth, lower cost of capital and improved liquidity for Sierra, MCC, and MDLY stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and MDLY’s filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and MDLY, Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and MDLY to prevent any material adverse effect relating thereto, certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of MDLY, and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and MDLY include, but are not limited to, (i) the costs and expenses that Sierra, MCC and MDLY have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and MDLY, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra’s ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the market performance of the combined portfolio, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of MDLY to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and MDLY prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or MDLY’s common stock. There can be no assurance of the level of any dividends to be paid, if any, following consummation of the merger. Investors are cautioned that, as a result of a number of factors (including those described above), there remains substantial uncertainty regarding the ability of MCC and Sierra to successfully consummate the MCC Merger.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in each of Sierra’s, MCC’s and MDLY’s filings with the SEC, including the Joint Proxy Statement/Prospectus relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and MDLY’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this communication represent Sierra’s, MCC’s and MDLY’s views as of the date of hereof. Sierra, MCC and MDLY anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or MDLY have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, MCC’s or MDLY’s views as of any date subsequent to the date of this material.

Investor Relations Contact:

Sam Anderson

Head of Capital Markets & Risk

Medley Management Inc.

212-759-0777

Media Contacts:

Jonathan Gasthalter/Nathaniel Garnick

Gasthalter & Co.

212-257-4170

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